July 2, 2018

Dear Fellow McKesson Shareholders,

We urge you to vote FOR the following three shareholder resolutions at the annual meeting for McKesson Corporation (NYSE:MCK) on July 25, 2018:

•
Disclosure of Lobbying Activities and Expenditures (Item 4) submitted by the UAW Retiree Medical Benefits Trust and co-sponsored by the Rhode Island Employees’ Retirement Systems Pooled Trust, United Church Funds and Trinity Health.

•	Accelerated Vesting of Equity Awards (Item 5) submitted by the International Brotherhood of Teamsters.

•
Adoption of a Policy to Use GAAP Calculations to Determine Executive Compensation Awards When Awards are Based on GAAP Metrics (Item 6) submitted by the AFL-CIO Equity Index Fund and co-sponsored by As You Sow, the Oregon Department of State Lands, and the Oregon Public Employees Retirement System.

These reforms were recommended to McKesson by the Investors for Opioid Accountability (IOA), a diverse coalition that includes state treasurers, publicly elected comptrollers, asset managers, faith-based, public and labor funds.  We are members of the IOA, which was established in response to concerns for the threats to shareholder value stemming from the opioid crisis.

MCKESSON FACES MOUNTING FINANCIAL, LEGAL, AND REPUTATIONAL RISKS

As one of the top three drug wholesale distributors in the United States, McKesson is at a critical juncture.  The company faces mounting financial, legal, and reputational risks stemming from allegations that it helped fuel the nation’s opioid epidemic by failing to identify, report, and prevent the filling of suspicious drug orders, as required by law.

Last year, McKesson agreed to a precedent-setting $150 million settlement with the Department of Justice and Drug Enforcement Agency (DEA) for failure to report suspicious orders and for violations of a prior settlement of similar allegations in 2008.  The company now faces hundreds of lawsuits that have been consolidated in an Ohio federal court, investigations by a coalition of 41 state attorneys general, and Congressional inquiries related to its distribution practices.1  These developments have industry watchers drawing parallels to the tobacco litigation of two decades ago and the master settlement, which cost the cigarette industry hundreds of billions of dollars.2

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1 2018 Form 10-K, p. 121, available at https://www.sec.gov/Archives/edgar/data/927653/000092765318000010/mck_10kx3312018.htm.
2 Tobacco Control Legal Consortium, The Master Settlement Agreement: An Overview, http://www.publichealthlawcenter.org/sites/default/files/resources/tclc-fs-msa-overview-2015.pdf

In West Virginia alone, a Pulitzer Prize-winning report uncovered that in 2012 alone, McKesson had distributed 10,282,060 oxycodone pills to that state.3  More recently, the House Energy and Commerce Committee found that McKesson supplied more 5 million opioid pills to Kermit, a town of merely 400 residents, from 2006-2007.4

Preventing the diversion of controlled substances to illicit markets is core to drug distributors’ operational mandate, so the growing concern that McKesson may have distributed excessive quantities of prescription opioids creates the potential for enhanced legal scrutiny over McKesson’s opioid business activities.  Against this backdrop, we believe that the governance reforms suggested in the following proposals are urgently required.

Vote FOR Disclosure of Lobbying Activities and Expenditures (Item 4).

McKesson’s lobbying disclosure falls short on several aspects of lobbying important to investors. McKesson does not disclose state level expenditures in states that do not legally mandate such disclosure, nor does the company report on the portion of dues paid to lobbying organizations of which McKesson is a member that is used for lobbying.

From 2010-2017, McKesson spent $13,776,477 on direct federal lobbying.5  This figure does not include state lobbying expenditures, where McKesson hired 47 lobbyists in 14 states in 2016.6  Identifying state level expenditures has been described as “nearly impossible” because “the ‘Byzantine’ manner in which the data is captured and made available online effectively buries information at many states.”7

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3 Eric Eyre, Drug Firms Poured 780M Painkillers into WV Amid Rise of Overdoses, Dec. 17, 2016, Charleston Gazette-Mail, available at https://www.wvgazettemail.com/news/cops_and_courts/drug-firms-poured-m-painkillers-into-wv-amid-rise-of/article_99026dad-8ed5-5075-90fa-adb906a36214.html
4 Eric Eyre, Drug Firm CEO Not Expected to Answer Questions About WV Opioid Probe, March 22, 2018, Charleston Gazette-Mail, available at https://www.wvgazettemail.com/news/health/wv_drug_abuse/drug-firm-ceo-not-expected-to-answer-questions-about-wv/article_0ecc25d7-3588-54f7-ac05-83b70a709115.html.
5 Open Secrets, accessed June 18, 2018, available at https://www.opensecrets.org/lobby/clientsum.php?id=D000022105&year=2017
6 Followthemoney.org, “McKesson Corp.,” accessed June 18, 2018. Lobbyists must register on behalf of their clients, but lobbyists are not mandated to disclose all of their expenditures in 33 states.
7 Nathan Layne, “Wal-Mart improves lobbying disclosure after shareholder push,” Reuters, May 13, 2015.

McKesson shareholders also face a blind spot when it comes to trade association lobbying expenditures. The company states it has implemented a policy restricting its trade associations from using its payments for political contributions, which includes campaign related expenses but not lobbying expenditures.  Unlike Merck, Johnson & Johnson and United Healthcare, McKesson does not disclose the amount of its trade association membership fees used for lobbying purposes.

McKesson lists membership in 13 trade associations, which collectively spent over $30 million on federal lobbying for 2017.8  We are concerned that the company’s involvement in the Healthcare Distribution Alliance (HDA) presents reputational risks from the HDA’s role in passing legislation that weakened the DEA’s ability to stop suspicious drug shipments by distributors, thereby exacerbating the opioid crisis.9  We also are concerned that, according to the Board’s Political Engagement statement on McKesson’s website, management oversight does not extend to grants, donations, or sponsorships to organizations, such as patient advocacy and professional organizations, that engage in policy advocacy on issues McKesson has identified as important to its business.10

Vote FOR Pro Rata Accelerated Vesting of Equity Awards (Item 5)

McKesson has now had two failed advisory say-on-pay votes in the last five years, making changes to the company’s policy on accelerated vesting of equity awards key to advancing much needed executive pay reforms at the company.  Accelerated vesting of unearned equity awards is inconsistent with the principles of pay and performance as it provides executives a windfall of awards unrelated to performance in the event of a change in control.

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8 OpenSecrets.org, (Business Roundtable - $27,380,000; Health Industry Distributors Association (HIDA) - $120,000; Healthcare Leadership Council (HLC) - $730,000; Healthcare Distribution Alliance (HDA) - $1,273,232; Senior Care Pharmacy Coalition - $770,000), accessed June 18, 2018.
9 “The Drug Industry’s Triumph Over the DEA,” Washington Post, October 15, 2017, available at https://www.washingtonpost.com/graphics/2017/investigations/dea-drug-industry-congress/?utm_term=.151b128a7543; “Opioid Lobbyist Left a Digital Fingerprint on a Campaign by ‘Patient Advocates,’” The Intercept, October 22, 2017, available at https://theintercept.com/2017/10/22/opioid-lobbyist-left-a-digital-fingerprint-on-a-campaign-by-patient-advocates/.
10 McKesson Political Engagement, http://www.mckesson.com/about-mckesson/public-affairs/political-engagement, accessed on June 26, 2018.

The company’s “double trigger” vesting in the event of a change in control does not prevent McKesson executives from receiving windfalls in a change in control and termination scenario.  By granting the Compensation Committee discretion to allow for pro-rata vesting, executives would receive awards consistent with their performance, thereby better aligning with long-term shareholder interests.  Contrary to the company’s position that limiting accelerated vesting would make McKesson an outlier, several other major corporations have adopted provisions to allow for pro-rata awards or forfeiture of unearned awards, including Apple, Chevron, and Microsoft.

Vote FOR Adoption of a Policy to Use GAAP Calculations to Determine Executive Compensation Awards When Awards are Based on GAAP Metrics (Item 7)

McKesson uses the GAAP metric of Earnings Per Share (EPS) in senior executive cash incentive goals. However, it adjusts the GAAP calculation to exclude litigation and other costs, which insulates executives from the financial impacts of legal and other costs.11  According to this year’s proxy, for the fiscal year ended March 31, 2018, McKesson reported a diluted EPS figure of $0.30. It then made several adjustments to this figure and reported an adjusted EPS figure of $11.71, which is an adjustment equal to a 3,803% increase from the GAAP calculation.12  A metric that is “adjusted” nearly 4,000% is so far removed from the original metric that it might consider a new name altogether. Particularly at a time when McKesson is facing legal claims and settlements, the exclusion of litigation from metrics that drive executive pay severs pay from performance. Incentive pay should incentivize executives to consider legal risks rather than removing them from the calculation.

In Appendix A of the 2018 proxy statement, McKesson reports the largest category of adjustments to EPS under the broad heading of “other adjustments.” The footnotes include a list of items under this heading that include “adjustments to claim and litigation reserves for estimated probable losses.”

The adjusted EPS figure of $11.71 resulted in a payout of $3,477,600 to CEO John H. Hammergren under the Management Incentive Plan. The unadjusted EPS figure of $0.30 would have resulted in a payout of $0.

Thank you for your support,
Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

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11 2018 Proxy Statement, p. 36, available at https://www.sec.gov/Archives/edgar/data/927653/000119312518193698/d587392ddef14a.htm.
12 2018 Proxy Statement, p. A-1, available at https://www.sec.gov/Archives/edgar/data/927653/000119312518193698/d587392ddef14a.htm.

Seth Magaziner
Rhode Island General Treasurer

Cathy Rowan
Socially Responsible Investments
Trinity Health

Katie McCloskey
Director, Social Responsibility
United Church Funds

Carin Zelenko
Director, Capital Strategies
International Brotherhood of Teamsters

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED
Please execute and return your proxy card according to McKesson Corporation’s instructions.